SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No.1)

UNDER THE SECURITIES EXCHANGE ACT OF 1934*

MOGU Inc.

(Name of Issuer)

Class A ordinary shares, par value of $0.00001 per share

(Title of Class of Securities)

608012308**

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 608012308 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The New York Stock Exchange under the symbol “MOGU.” Each ADS represents 300 Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 608012308	Page 2 of 8

1	Name of Reporting Person Elevenhalf MG International Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 220,151,966 ordinary shares (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 220,151,966 ordinary shares (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 220,151,966 ordinary shares (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 8.9% (2)
12	Type of Reporting Person CO

(1)	Including 220,151,966 Class B ordinary shares.
(2)

The calculation of this percentage is based on 2,464,332,604 ordinary shares, par value $0.00001 per share (being the sum of 2,161,098,600 Class A ordinary shares and 303,234,004 Class B ordinary shares) of the Issuer outstanding as of February 13, 2023 as informed by the Company.

CUSIP No. 608012308	Page 3 of 8

1	Name of Reporting Person Elevenhalf MG Holding Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 83,082,038 ordinary shares (1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 83,082,038 ordinary shares (1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 83,082,038 ordinary shares (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 3.4% (2)
12	Type of Reporting Person CO

(1)	Including 83,082,038 Class B ordinary shares.
(2)

The calculation of this percentage is based on 2,464,332,604 ordinary shares, par value $0.00001 per share (being the sum of 2,161,098,600 Class A ordinary shares and 303,234,004 Class B ordinary shares) of the Issuer outstanding as of February 13, 2023 as informed by the Company.

CUSIP No. 608012308	Page 4 of 8

1	Name of Reporting Person Qi Chen
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 419,710,504 ordinary shares(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 419,710,504 ordinary shares(1)
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 419,710,504 ordinary shares(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 17.0% (2)
12	Type of Reporting Person IN

(1)	Including 388,225 ADSs (representing 116,476,500 Class A ordinary shares) and 303,234,004 Class B ordinary shares.
(2)

The calculation of this percentage is based on 2,464,332,604 ordinary shares, par value $0.00001 per share (being the sum of 2,161,098,600 Class A ordinary shares and 303,234,004 Class B ordinary shares) of the Issuer outstanding as of February 13, 2023 as informed by the Company.

CUSIP No. 608012308	Page 5 of 8

Item 1(a).	Name of Issuer:

MOGU Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Huanglong Wanke Center, 23/F, Building No. G, No. 77 Xueyuan Road, Xihu District, Hangzhou, 310012, People’s Republic of China.

Item 2(a).	Name of Person Filing:

Qi Chen, Elevenhalf MG International Limited and Elevenhalf MG Holding Limited (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of Qi Chen is c/o Huanglong Wanke Center, 23/F, Building No. G, No. 77 Xueyuan Road, Xihu District, Hangzhou, 310012, People’s Republic of China. The address of each of Elevenhalf MG International Limited and Elevenhalf MG Holding Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

Item 2(c)	Citizenship:

Qi Chen is a citizen of the People’s Republic of China. Each of Elevenhalf MG International Limited and Elevenhalf MG Holding Limited is a business company incorporated in British Virgin Islands.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value $0.00001 per share
The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to 1 vote per share and each holder of Class B ordinary shares is entitled to 30 votes per share on all matters submitted to them for a vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class A ordinary shares. CUSIP number 608012308 has been assigned to the ADSs.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each Reporting Person is provided as of February 13, 2023.

Reporting Person	Amount beneficially owned:		Percent of class:		Percent of aggregate voting power:		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Elevenhalf MG International
Limited	220,151,996	(1)	8.9	%(4)	58.7	%(5)	220,151,996	(1)	0	220,151,996	(1)	0
Elevenhalf MG Holding
Limited	83,082,038	(2)	3.4	%(4)	22.1	%(5)	83,082,038	(2)	0	83,082,038	(2)	0
Qi Chen	419,710,504	(3)	17.0	%(4)	81.8	%(5)	419,710,504	(3)	0	419,710,504	(3)	0

CUSIP No. 608012308	Page 6 of 8

(1)	Represents 220,151,966 Class B ordinary shares held by Elevenhalf MG International Limited, a British Virgin Islands business company.
(2)	Represents 83,082,038 Class B ordinary shares held by Elevenhalf MG Holding Limited, a British Virgin Islands business company.
(3)

Represents (i) 388,225 ADSs (representing 116,476,500 Class A ordinary shares) acquired on the open market from September 7, 2022 to December 12, 2022 held by Qi Chen, (ii) 220,151,966 Class B ordinary shares held by Elevenhalf MG International Limited, a British Virgin Islands business company, and (iii) and 83,082,038 Class B ordinary shares held by Elevenhalf MG Holding Limited, a British Virgin Islands business company. Elevenhalf MG International Limited and Elevenhalf MG Holding Limited are ultimately owned by SharkBay Captain Trust (the “Trust”). Qi Chen (“Mr. Chen”) is the settlor of the Trust, and Mr. Chen and others designated by Mr. Chen are their beneficiaries. Under the terms of the Trust, Mr. Chen has the power to direct the retention or disposal of, and the exercise of any voting and other rights attached to the shares held by Elevenhalf MG International Limited and Elevenhalf MG Holding Limited in the Issuer.

(4)

The calculation of this percentage is based on 2,464,332,604 ordinary shares, par value $0.00001 per share (being the sum of 2,161,098,600 Class A ordinary shares and 303,234,004 Class B ordinary shares) of the Issuer outstanding as of February 13, 2023 as informed by the Company.

(5)

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to 1 vote per share and each holder of Class B ordinary shares is entitled to 30 votes per share on all matters submitted to them for a vote. For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Class A and Class B ordinary shares as a single class.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

CUSIP No. 608012308	Page 7 of 8

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement

CUSIP No. 608012308	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Elevenhalf MG International Limited

By:	/s/ Qi Chen
Name:	Qi Chen
Title:	Director

Elevenhalf MG Holding Limited

By:	/s/ Qi Chen
Name:	Qi Chen
Title:	Director

Qi Chen

/s/ Qi Chen